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                          March 8, 2023

       Mark Iwicki
       Chief Executive Officer
       Kala Pharmaceuticals, Inc.
       1167 Massachusetts Avenue
       Arlington, MA 02476

                                                        Re: Kala
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 3, 2023
                                                            File No. 333-270263

       Dear Mark Iwicki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Scott Lunin, Esq.